Loans to Subsidiaries

On January 16, 2006, we, Shinhan Financial Group, approved the extension of loans in the aggregate principal amount of KRW 50 billion to Shinhan Capital and Shinhan Card respectively. We will fund these loans by issuing debentures in the domestic market on January 24, 2006. The following is a detailed summary of transactions.

• Summary of Transactions

< Loan to Shinhan Capital>

1. Name of the Subsidiary (debtor): Shinhan Capital
2. Aggregate Principal Amount of the Loan: KRW 50 billion
3. Loan Origination Date: January 24, 2006
4. Total Loans to Shinhan Capital (as of January 24, 2006): KRW 600.9 billion
5. Maturity: January 24, 2009
6. Interest Rate: Our domestic funding rate+ Funding Expense
7. Use of Proceeds: Business operation
8. Date of Approval: January 16, 2006

< Loan to Shinhan Card>

1. Name of the Subsidiary (debtor): Shinhan Card
2. Aggregate Principal Amount of the Loan: KRW 50 billion
3. Loan Origination Date: January 24, 2006
4. Total Loans to Shinhan Capital (as of January 24, 2006): KRW 750.0 billion
5. Maturity: January 24, 2009
6. Interest Rate: Our domestic funding rate+ Funding Expense
7. Use of Proceeds: Business operation
8. Date of Approval: January 16, 2006